June 22, 2009

Peggy Fisher
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re:	SmarTire Systems Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed May 29, 2009
File No. 0-24209

Dear Ms. Fisher:

This letter has been prepared in response to your request for SmarTire Systems Inc. (the “Company”) to respond to the staff’s comments in a letter dated June 8, 2009 with respect to the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company on May 29, 2009.

Proposal 1, page 8

Comment 1:	We note your response to prior comment 1. Please include the information in appendix D in this section instead of in the appendix.

Response:
The Company has moved the information previously included in Appendix D to this section under the heading “Financial statements” beginning on page 17 of Amendment No. 3 to the Proxy Statement and Information Circular.

Reasons for the Asset Sale, page 10

Comment 2:
We note your responses to prior comments 7 and 9 and the reference in the seventh sentence of the fifth bullet of this section and on page 11 to a range, based on internal projections, of payments up to “approximately $23,000,000 over a five-year period.”  Expand to discuss your basis for the top end of the range and the likelihood that earn-out payments will approach that amount.  We note the disclosure on page 8, where you estimate the earn-out would have been approximately $114,000 under the formula based on sales of $3.1 million during your last fiscal year.

Response:
The Company has expanded the disclosure beginning with the eighth sentence of the fifth bullet point under the heading “Reasons for the Asset Sale” on page 14 of Amendment No. 3 to the Proxy Statement and Information Circular.

Financial Statements, page 13

Comment 3:	We note your response to prior comment 2. Please provide us with your analysis that you are eligible to incorporate by reference the disclosure required by Item 14(c) of Schedule 14A.

Response:
The Company has included the annual and interim financial statements requested under the heading “Financial Statements” beginning on page 22 of Amendment No. 3 to the Proxy Statement and Information Circular.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the Untied States.

Very truly yours,

/s/ David A. Dodge
David A. Dodge
Interim Chief Financial Officer